"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 [redacted]
www.orkla.com

Ref.:
Rune Helland, VP IR, Tel: +4722544411
Siv Merethe Skorpen, Investor Relations, Tel: +47 22544455

Date: 14 May 2004

ORK – Trade subject to notification own shares

A100 % owned subsidiary of Orkla ASA has on 14 May 2004 bought 77,135 Orkla shares through fission of Orkla Exolon ASA at a price of NOK 169.20 per share.
After this fission Washington Mills Company, Inc. owns 100% of the operational business at Orkla Exolon.

After this transaction, Orkla's holding of Orkla shares is 7,608,756. It is expected that the adoption of the Annul General Meeting to amortise 1,607,151 shares will be carried out in August this year. When the amortisation has been implemented Orkla's total holding of own shares will be 6,001,605.